Exhibit 99.10

CONSENT OF EXPERT

The undersigned hereby consents to the references to, and the information derived from, the report titled “Technical Report on the Pre-Feasibility Study of the Arrow Deposit, Rook I Property, Saskatchewan, Canada”, dated effective November 5, 2018 and to the references, as applicable, to the undersigned’s name included in or incorporated by reference in the Annual Report on Form 40-F of NexGen Energy Ltd. being filed with the United States Securities and Exchange Commission for the fiscal year ended December 31, 2018.

Dated: February 28, 2019

(Signed) “David Robson”

David Robson, P.Eng.

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